NAME OF REGISTRANT: Jack in the Box, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal on Jack in the Box, Inc.’s 2022 Proxy Statement: Report on Sustainable Packaging Jack in the Box, Inc. Symbol: JACK Filed by: Green Century Equity Fund

The Green Century Equity Fund seeks your support for the plastic packaging-related proposal filed at Jack in the Box, Inc. (hereby referred to as “Jack in the Box” or “the Company”) in the 2022 proxy statement, which asks the Company to increase its sustainable packaging efforts. The Proponent believes taking such action would serve the long-term interests of the Company by mitigating potential reputational, regulatory, competitive, and market risks.

Resolved: Shareholders request that Jack in the Box issue a report, at reasonable cost and omitting proprietary information, discussing if and how the Company could advance its environmental sustainability efforts by developing a comprehensive sustainable packaging policy.

Supporting statement: Proponents defer to management on the content of the report, but suggest that indicators meaningful to shareholders may include any quantitative, time bound goals for:

•	Eliminating the use of single-use plastics;
•	Transitioning from single-use to reusable packaging;
•	Increasing the use of recycled content in plastic and fiber-based packaging;
•	Increasing the use of responsibly sourced virgin fiber-based packaging, such as Forest Stewardship Council-certified material;
•	Eliminating problematic plastics, such as black plastic; and
•	Ensuring all packaging materials are free of toxic PFAS chemicals.

RATIONALE FOR A “YES” VOTE

1.	Reputational risk – Consumers are concerned about the environmental impact of plastic packaging and are willing to change their shopping habits to avoid it.
2.	Competitive risk – Jack in the Box’s sustainable packaging efforts lag far behind its biggest competitors in the quick service restaurant industry.
3.	Regulatory risk – Restrictions on single-use plastics are appearing all over the country, and a comprehensive sustainable packaging strategy could help better prepare the Company to comply.

4.	Insufficient disclosure – Unlike industry peers, Jack in the Box does not report any information about sustainable packaging, or any other environmental sustainability efforts, to investors.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item Number 6 following the instruction provided on the management’s proxy mailing.

BACKGROUND

Plastic pollution is a growing problem globally. Less than one fifth of all plastic is recycled,i with the majority sent either to landfill or released into the environment.ii Packaging that is used once and then discarded accounts for around 40% of plastic use today and is a major contributor to the 18 billion pounds of plastic waste that enter oceans and waterways every year. iii Food and drink takeout packaging comprises 80% of the plastic waste in the ocean.iv

When plastic is released into the environment, it can greatly impact biodiversity and human health. Animals like seabirds and fish can accidentally ingest or entangle themselves in plastic waste, which is estimated to kill over one million marine animals every year.v When sea animals accidentally eat plastic, the material can also work its way up the food chain to species eaten by humans. As a result, it is estimated that humans ingest about a credit card’s worth of plastic every week.vi While the full extent of its impact on human health is not yet known, current levels of microplastic consumption have been found to cause cell death and allergic responses.vii

Virgin fiber-based packaging can also pose a myriad of environmental risks. Fiber-based packaging sourced from irresponsibly managed forests can pose risks of deforestation, forest degradation, biodiversity loss, and soil erosion. Pulp mills have historically been one of the greatest producers of water pollution.viii

A landmark study released by the Pew Charitable Trust in 2020 found that current commitments from government and industry will only stem the flow of plastic pollution to the ocean by 7% by 2040 and corporations must reduce their absolute use of plastic by one-third by 2040 in order to bring the plastic pollution problem under control.ix Forecasts from the UN PRI’s Inevitable Policy Response project have found that, in order to limit warming to 1.5 degrees Celsius, deforestation must be halted by 2025.x

Jack in the Box does not currently report on any sustainable packaging initiatives aimed at mitigating these risks, nor does it report on any environmental sustainability activities more broadly. Del Taco, which Jack in the Box announced it had acquired in December, likewise does not report on any sustainable packaging initiatives.

1.	Reputational risk

Consumers are increasingly concerned about the plastic waste crisis, particularly as it relates to single-use food service items. Surveys show that they are willing to change their purchasing habits in order to reduce their consumption of plastic packaging. Jack in the Box may become vulnerable to reputational risk if it does not take steps to reduce the impact of its packaging.

•	In a survey from AdWeek and Harris Poll, more than half of respondents said they would consider reusable or returnable container options to reduce fast food packaging waste.xi
•	A Shelton Group survey found plastic pollution to rank higher than climate change as the top environmental concern among Americans, likely due to the immediate visibility of the issue to consumers. In the same survey 80% of respondents said they would change their shopping habits to avoid single-use plastic packaging, if given the option.xii
•	Eighty-four percent of U.S. shoppers are concerned about plastic and packaging waste, according to a 2021 Consumer Brands/Ipsos survey.xiii

2.	Competitive risk

Jack in the Box significantly lags its quick-service restaurant peers in terms of reporting on and mitigating packaging-related risks. Jack in the Box received an F in the As You Sow 2020 Waste and Opportunity report, ranking behind all 12 of the industry peers that were evaluated and tying for last overall.xiv Competitors have far more robust sustainable packaging initiatives:

•	McDonald’s plans to make all consumer-facing packaging from renewable, recycled, or certified sources and to eliminate fluorinated compounds, such as PFAS, from consumer packaging by 2025. The company is also piloting reusable cups for hot beverages in order to reduce waste.xv
•	Restaurant Brands International, which owns Burger King, Popeye’s, and Tim Horton’s restaurants, is working to ensure all fiber-based packaging is made from recycled or certified sources. Burger King aims to eliminate single-use plastics and where plastic is used, it will incorporate an average of 30% recycled content.xvi Burger King and Tim Horton’s are also piloting reusable packaging models.xvii
•	Wendy’s announced a goal last year to sustainably source all of its packaging by 2026, to be met through increasing recycled content, using fewer raw materials, and sourcing from areas that do not contribute to deforestation. The company is also working to eliminate PFAS from consumer packaging.xviii
•	Yum! Brands, which owns Taco Bell and Kentucky Fried Chicken, has committed to purchase al paper-based packaging made with either recycled fiber or fiber sourced from sustainably managed forests by the end of 2022. KFC has pledged to make all of its plastic packaging recoverable or reusable by 2025, and Taco Bell plans to make all consumer-facing packaging recyclable, compostable, or reusable by 2025. Taco Bell will also remove PFAS, Phthalates, and BPA from its packaging.xix

3.	Regulatory risk

Bans on single-use plastic items are becoming more prevalent across the U.S. While in its opposition statement the Company cites the efforts of its Environmental Legislation team, which reviews changes in packaging regulation to ensure restaurants are in compliance, investors believe that developing a comprehensive sustainable packaging policy that covers all restaurants may be a more efficient strategy and better prepare the Company to keep up with the ever-changing regulatory landscape, as evidenced by the variety of plastics legislation passed in recent years:

•	California and Washington, as well as various counties and municipalities across the country, have passed laws restricting the distribution of items like single-use utensils, straws, and condiment packets.xx
•	Recycled content bills have been passed in California, Washington, Connecticut, and New Jersey for a variety of packaging types.xxi These laws may become more widespread and broaden in scope to include packaging types that Jack in the Box uses.
•	Eleven states have passed plastic bag bans and five states have banned single-use plastic straws, with more states introducing similar legislation each year.xxii
•	A bill that would ban PFAS in food packaging nationwide was introduced in the U.S. House and Senate in November of 2021.xxiii States like New York, Maine, and Washington have already passed this type of legislation and numerous others are considering it.xxiv

4.	Insufficient disclosure

Jack in the Box is a laggard among its industry peers and publicly traded companies more generally on ESG disclosure. The Company does not report any information to investors about how it is mitigating environmental risks and provides no disclosure of how it is addressing the sustainability of its packaging.xxv

Conclusion

Single-use packaging can contribute to pollution and harm biodiversity and human health. Consumers and legislators alike are growing increasingly concerned about these impacts and are seeking ways to reduce them. Jack in the Box may be exposed to reputational, regulatory, competitive, and material financial risk if it does not take steps to improve the sustainability of its packaging.

Shareholders are urged to vote FOR the proposal asking Jack in the Box to develop a sustainable packaging policy.

For questions regarding this proposal, please contact Annalisa Tarizzo, Green Century Capital Management, atarizzo@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item Number 6 following the instruction provided on the management’s proxy mailing.

ii https://www.nationalgeographic.com/science/article/plastics-facts-infographics-ocean-pollution

ii https://www.unep.org/interactive/beat-plastic-pollution/

iii https://www.nationalgeographic.com/science/article/plastics-facts-infographics-ocean-pollution

iv https://www.theguardian.com/environment/2021/jun/10/takeaway-food-and-drink-litter-dominates-ocean-plastic-study-shows

v http://www.unesco.org/new/en/natural-sciences/ioc-oceans/focus-areas/rio-20-ocean/blueprint-for-the-future-we-want/marine-pollution/facts-and-figures-on-marine-pollution/

vi https://www.cnn.com/2019/06/11/health/microplastics-ingestion-wwf-study-scn-intl/index.html

vii https://www.theguardian.com/environment/2021/dec/08/microplastics-damage-human-cells-study-plastic

viii https://engagethechain.org/fiber-packaging

ix https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf

xhttps://www.unpri.org/inevitable-policy-response/the-inevitable-policy-response-2021-forecast-policy-scenario-and-15c-required-policy-scenario/8726.article#:~:text=An%20end%20to%20deforestation%20across,economies%20including%20China%20by%202035.

xi https://www.marketplace.org/2021/04/27/survey-finds-consumers-are-concerned-about-waste-from-fast-food-containers/

xii https://www.globenewswire.com/news-release/2019/06/19/1871135/0/en/Americans-Are-More-Concerned-About-Plastic-in-Oceans-Than-Climate-Change.html

xiii https://www.newsweek.com/87-percent-american-shoppers-concerned-about-plastics-packaging-waste-poll-1617272

xiv https://static1.squarespace.com/static/59a706d4f5e2319b70240ef9/t/5f0e267ac0ba016356cbbf42/1594762905629/WasteAndOpportunity_2020_Report_FIN6.pdf

xv https://corporate.mcdonalds.com/corpmcd/our-purpose-and-impact/our-planet/packaging-and-waste.html#ourStrategy

xvi https://www.burgerking.co.uk/good-for-our-planet-case-studies

xvii https://www.rbi.com/English/sustainability/packaging-and-recycling/default.aspx

xviii https://www.wendys.com/csr-what-we-value/footprint/sustainable-packaging

xix https://www.yum.com/wps/wcm/connect/yumbrands/53709c61-882a-4e03-aa74-95a84c6b9506/Citizenship-Report_FINAL-print-V2-082521.pdf?MOD=AJPERES&CVID=nLf-8Kn

xx https://www.mercurynews.com/2021/10/06/why-you-might-not-get-plastic-utensils-next-time-you-go-to-a-restaurant-in-california/; https://ecology.wa.gov/About-us/Who-we-are/News/2021/Dec-6-New-law-will-reduce-the-use-of-single-use-ut; https://health.hawaii.gov/shwb/files/2021/05/Food-Ware-and-Plastic-Bag-Bans-Comparison-Charts.pdf; https://doee.dc.gov/foodserviceware

xxi https://www.bdlaw.com/publications/states-and-federal-government-continue-to-advance-plastics-recycling-and-minimum-recycled-content-mandates/#:~:text=CT%20SB928%20%E2%80%93%20%E2%80%9CAn%20Act%20Concerning,%E2%80%9D%20by%20December%201%2C%202022.; https://www.wastedive.com/news/new-jersey-recycled-content-plastic-murphy/616975/

xxii https://uspirg.org/feature/usp/beyond-plastic

xxiii https://www.natlawreview.com/article/pfas-ban-food-packaging-proposed#:~:text=On%20November%2018%2C%202021%2C%20the,packaging%20in%20the%20United%20States.

xxiv https://uspirg.org/feature/usp/ban-toxic-pfas; https://www.saferstates.com/toxic-chemicals/food-packaging/#:~:text=SF%2019%3A%20Prohibits%20the%20manufacture,substances%20and%20makes%20penalties%20applicable.&text=S%201494%3A%20Prohibits%20the%20manufacture,of%20PFAS%20in%20food%20packaging

xxv https://www.jackintheboxinc.com/responsibility/community